SECURITIES AND EXCHANGE COMMISSION

      Washington, D.C. 20549

      Form 6-K

       Report of Foreign Issuer

       Pursuant to Rule 13a-16 or 15d-16 of
           the Securities Exchange Act of 1934

          for the period ended 09 January, 2009

           BP p.l.c.
                 (Translation of registrant's name into English)

                 1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
                    (Address of principal executive offices)

     Indicate  by check mark  whether the  registrant  files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F        |X|          Form 40-F
                         ---------------               ----------------

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby  furnishing  the  information to the
     Commission  pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
     1934.

Yes                            No        |X|
                         ---------------               ----------------

press release

January 9, 2009

BP AND AAR SIGN DEAL TO ALIGN INTERESTS AND
BOOST VALUE OF RUSSIAN JOINT VENTURE

BP announced today that the deal agreed in principle last September to revise the shareholder agreement with its Russian partners in TNK-BP has now been finalised, paving the way for the next phase in the development of Russia’s third largest oil and gas company and, in recent years, one of its most successful.

The revised agreement is aimed at improving the balance of interests between the company’s 50:50 owners, BP and Alfa Access-Renova (AAR), and focusing the business more explicitly on value growth.

Changes include governance adjustments such as replacing the current evenly-balanced main board structure with four representatives each from BP and AAR plus three independent directors agreed by both sides. Unanimous board support will be required for certain matters, including substantial acquisitions, divestments and contracts, and projects outside the business plan, together with approval of key changes to the TNK-BP group’s financial framework and of related party transactions. BP will continue to nominate the chief executive, subject to main board approval, and AAR will continue to appoint the chairman. The new board members are expected to be announced shortly.

Following Robert Dudley’s recent resignation, a new CEO is also expected to be announced in the coming weeks. The new CEO, who is required to have substantial Russian work experience and Russian language proficiency, will head a new management board initially comprising the CEO, the chief operating officer, the chief financial officer and three executive directors – a significantly smaller management team than in the past.

The parties also agreed to revise the charters of significant TNK-BP group subsidiaries so that they will have BP- and AAR-appointed directors on their boards and, in some cases, will also have an independent director to avoid deadlock on certain matters. These significant subsidiaries account for a substantial part of the TNK-BP group’s value and include TNK-BP Holding, the TNK-BP group’s principal holding company in Russia.

Underpinning the new agreement and demonstrating the commitment to build on the success of TNK-BP, the shareholders have also resolved, or have agreed a process for resolving, all outstanding claims between them, including those relating to Russian back taxes. The suit filed in Russia by a minority shareholder in TNK-BP Holding, alleging that an agreement for BP specialists to provide services to the TNK-BP group is invalid, has been withdrawn.

The parties have reiterated their agreement to a potential future sale of up to 20 per cent of a subsidiary of TNK-BP through an initial public offering (IPO) at an appropriate future point, subject to certain conditions and the consent of the Russian authorities.

Notes to Editors:

TNK-BP posted record profits of $4.7 billion in the first half of 2008 – more than double the $2. 1 billion for the same period in 2007.

Revenues totalled $28.3 billion in the first half of 2008, compared with $17 billion in the first half of 2007.

Oil production in the first half of 2008 averaged 1.6 million barrels a day. TNK-BP has more than replaced reserves each year since it was formed in August 2003.

Further enquiries:

BP Press Office, London: +44 (0)20 7496 4076

BP Russia, Moscow: +7495 363 6262

                      – ENDS –

      **********************

      SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BP p.l.c.
(Registrant)

Dated: 09 January, 2009

/s/ D. J. PEARL
..............................
D. J. PEARL
Deputy Company Secretary